

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 23, 2008

Via U.S. Mail and Fax (412) 471-3288
Edward H. West
Chief Financial Officer
Education Management LLC
210 Sixth Avenue
33rd Floor
Pittsburgh, PA 15222

   RE: Education Management LLC
      Form 10-K for the fiscal year ended June 30, 2007
      Filed September 21, 2007

      File No. 333-137605

Dear Mr. West:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Larry Spirgel
         Assistant Director